Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED

CHARGES AND PREFERRED DIVIDENDS
(dollars in thousands)

	For the year ended December 31,

	Pro-Forma	Historical

	2003	2003	2002	2001	2000	1999

Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$14,847	$26,642	$33,705	$28,587	$22,573	$8,358
Distributions from equity investees	9,100	9,100	6,448	1,309	736	700

	23,947	35,742	40,153	29,896	23,309	9,058

Fixed charges:
Interest expense and loan cost amortization	162,383	61,202	24,718	16,098	2,383	248
Capitalized interest	2,629	901	644	1,552	53	—
Appropriate portion ( 1/3) of rentals	147	73	—	—	—	—

Total fixed charges	165,159	62,176	25,362	17,650	2,436	248

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges	$186,477	$97,019	$64,871	$45,994	$25,692	$9,306

Preferred dividend requirements	—	—	—	—	—	—

Total fixed charges and preferred dividends	—	$62,176	$25,362	$17,650	$2,436	$248

Ratio of earnings to combined fixed charges and preferred dividends	—	1.56x	2.55x	2.60x	10.5x	37.5x